UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The AZEK Company Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

1330 W Fulton Street 350
(Address of Principal Executive Office (Street and Number))

Chicago, Illinois 60607
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ ☐ ☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The AZEK Company Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “March 31, 2024 Form 10-Q”) by May 10, 2024, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously disclosed in the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 8, 2024 (the “Form 8-K”), in connection with the preparation of its unaudited condensed consolidated financial statements for the fiscal quarter ended March 31, 2024, the Company identified certain unexplained reconciling differences in inventory balances. Upon identification of such issues, the Company initiated an independent investigation under the direction of the Audit Committee of the Company’s Board of Directors, which is substantially complete. As a result of the independent investigation procedures, the Company determined that a former employee with responsibility for cost and inventory accounting with respect to certain of the Company’s locations misstated inventory in the Company’s general ledger by creating inaccurate and unsupported manual journal entries that ultimately increased the value of inventory on the Company’s balance sheet and decreased cost of sales on the Company’s income statement as of and for the three months ended December 31, 2023 and the years ended September 30, 2023, 2022 and 2021 and prior periods.

As disclosed in Form 8-K, the Company intends, as promptly as practicable, to complete and file with the Securities and Exchange Commission (the “SEC”) restated consolidated financial statements for the fiscal years ended September 30, 2023, 2022 and 2021, and the interim periods within those fiscal years, and for the three months ended December 31, 2023, and to complete and file with the SEC the March 31, 2024 Form 10-Q. However, due to the time and effort required to complete the preparation of such restated financial statements, the Company is unable, without unreasonable effort or expense, to complete and file the March 31, 2024 Form 10-Q within the prescribed time period. Please refer to Item 4.02 of the Form 8-K for additional details.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Peter Clifford	(877)	275-2935
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A discussion of the Company’s preliminary financial results for the fiscal quarter ended March 31, 2024 are included in the press release furnished under Item 2.02 of the Form 8-K. The preliminary financial results are subject to change pending the completion of the Form 10-Q filing for the interim period ending March 31, 2024.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 includes “forward-looking statements” within the meaning of the federal securities laws and subject to the “safe harbor” protections thereunder that involve risks and uncertainties, including the risk that the Company will not timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, by the extended filing date pursuant to Rule 12b-25; and the completion of matters necessary to permit the filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (which includes completion of the restatement of the financial statements described herein and in Item 4.02 of the Form 8-K). There can be no assurance that these events discussed in any forward-looking statements will be achieved, and actual events could differ materially from those suggested by such forward-looking statements. These forward-looking statements are subject to known and unknown risks and uncertainties including, among other things, risks relating to the final impact of the restatements on the Company’s consolidated financial statements; delays in the preparation of the restated consolidated financial statements; and the risk that additional information will come to light that alters the scope or magnitude of the restatements. Given these risks and uncertainties, investors are cautioned (i) not to place undue reliance on forward-looking statements in this Form 12b-25 and (ii) that the forward-looking events discussed in this Form 12b-25 may not occur.

The AZEK Company Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 8, 2024	By:	/s/ Peter Clifford
Peter Clifford
Senior Vice President, Chief Operations Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).